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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                Adatom.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    42220B101
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                                 (CUSIP Number)

                                 Richard Barton
            920 Hillview Court, Suite 160, Milpitas, California 95035
                                 (408) 935-7979
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 12, 1999
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                  ---------------------------
CUSIP No. 42220B101                    13D           Page ______ of ______ Pages
-------------------                                  ---------------------------


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     1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above
          Persons (entities only)

          Richard Barton
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) / /

          (b) / /
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     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          U.S. Citizen
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  7,765,982 shares
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - None
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  7,765,982 shares
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - None
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,765,982 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / / (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          53.9%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1   SECURITY AND ISSUER.

         This statement relates to the common stock of Adatom.com, Inc., 920 Hillview Court, Suite 160, Milpitas, California 95035. Adatom.com, Inc. was formerly known as HealthCore Medical Solutions, Inc.

ITEM 2   IDENTITY AND BACKGROUND.

         This statement is filed by Richard Barton, whose business address is 920 Hillview Court, Suite 160, Milpitas, California 95035. Mr. Barton is the President, CEO and Chairman of the Board of Adatom.com, Inc., an Internet retailer located at 920 Hillview Court, Suite 160, Milpitas, California 95035. During the last five years he has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body as a result of which he became subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Barton is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were acquired by Mr. Barton in the context of a merger between HealthCore Medical Solutions, Inc. (the issuer) and Adatom, Inc. Mr. Barton was the majority shareholder of Adatom, Inc. The surviving company, HealthCore Medical Solutions, Inc. changed its name to Adatom.com, Inc. upon completion of the merger and is the issuer of the securities that are the subject of this filing. For further details of the merger, see the issuer's Registration Statement on S-4, File #333-87207 (the "Merger Proxy").

ITEM 4.  PURPOSE OF TRANSACTION.

         Acquisition of the securities of the issuer is for investment purposes. As a condition to the merger discussed in Item 3, the issuer sold its health care benefit services business in July, 1999. Immediately after the closing of the merger, the issuer commenced operating the business previously operated by Adatom, Inc., the acquired company in the merger. Other than as described in the foregoing sentence and in the Merger Proxy, including p. 79 (Nasdaq Small Cap Market Matters) and p. 72 (Directors and Executive Officers), Mr. Barton has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer; (c) a sale or transfer of a material amount of assets of the issuer; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for

                                       3

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         termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Barton currently owns 7,765,982 shares, or 53.9% of shares outstanding, of common stock of the issuer.

         (b) Mr. Barton has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, with respect to shares of the issuer owned by him.

         (c) On October 12, 1999, Mr. Barton acquired 7,765,982 shares of common stock of the issuer in the context of a merger in which the issuer was the surviving corporation.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Mr. Barton remains the beneficial owner of more than five percent of the common stock of issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Barton has no contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No exhibits are included with this filing.


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Oct. 22, 1999
--------------------------------------------
(Date)

  /s/ Richard Barton
--------------------------------------------
(Signature)

  C.E.O.
--------------------------------------------
(Name/Title)

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